ConsumerDirect, Inc.



ANNUAL REPORT

16795 Von Karman Avenue

Irvine, CA 92606

(714) 431-0005

http://consumerdirect.com

This Annual Report is dated April 29, 2024.

BUSINESS

Company Overview

ConsumerDirect, Inc. ("ConsumerDirect" or the "Company") is a C Corporation organized under the laws of the state of Nevada. The Company is headquartered at 16795 Von Karman Ave, Ste 230, Irvine, CA, 92606, United States. ConsumerDirect operates in the financial services industry, offering a comprehensive financial platform to empower individuals in managing their credit, money, and privacy.

The Company's business model revolves around a B2B2C approach, co-branding, and white-labeling its platform to thousands of active partners, fostering long-term relationships. ConsumerDirect's mission is to provide powerful tools for individuals to achieve their financial potential. The platform integrates unique and patented technologies with a focus on helping consumers control their credit, money, and privacy.

ConsumerDirect's products and services, including features like ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, are designed to improve credit scores and provide financial education.

The Company's Addressable Markets, Performance and Scalability

Massive Market Need: 92M Americans have subprime credit scores, resulting in $130B mispriced financial products annually. We provide tools to help consumers control their future scores & qualify for better rates.

Proven Performance: $84M of revenue in 2023 and consistent profitability. Our subscribers have saved $2.9B in interest on just their auto and mortgage loans (~$8,800 / member).

Scalable Business Model: The Company's Revenue growth since 2019 is 450%, with thousands of distribution partners that economically acquire customers on a subscription-based pricing model.

The Company holds 6 granted patents and multiple registered trademarks to help give it a unique position in the marketplace.

Former Names

Since inception in 2003, the Company was formerly known as MyPerfectCredit, Inc., Pathwaydata, Inc., Platform Technology and Service Corporation, Inc.

Previous Offerings

The Company conducted a Regulation CF offering on StartEngine from December 15, 2023 through March 14th, 2024, pursuant to which it issued 4,785,205 shares of Series B Non-Voting Common Stock for cash proceeds of $506,352.48 net of investor fees.

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances Which Led to the Performance of Financial Statements:

Net Revenue

For fiscal year 2023, net revenue reached $84,471,645, up from $70,658,606 in 2022. This 19.6% increase is largely due to an expanding customer base, enhancements in our B2B2C network, and higher average revenue per user.

Cost of Sales

Cost of revenues for fiscal year 2023 totaled $9,992,271, an increase from $8,205,508 in the previous year. This rise is primarily driven by greater utilization of credit-related services and the expansion of our customer base.

Gross Margins

Gross profit for 2023 was $74,479,374, compared to $62,453,098 in 2022. The gross profit margin was 88.2% in 2023, slightly down from 88.4% in 2022. This minimal decrease in margin is mainly attributable to the increased costs associated with the higher utilization of credit-related services.

Expenses

Total expenses for 2023 amounted to $73,084,185, up from $59,271,413 in 2022. This increase in expenses is linked to higher operational costs, additional investments, and various expansion activities.

Net Income

Net income for 2023 was $1,192,411, marking an increase from $1,147,275 in 2022. The growth in net income can be attributed to the significant rise in net revenues and a substantial tax benefit, which collectively offset the increases in operating and financial expenses.

Historical Results and Cash Flows:

The Company is currently in a mature growth and revenue-generating stage. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because they demonstrate a consistent ability to generate positive net income and manage costs effectively. Past cash was primarily generated through sales, as evidenced by a substantial portion of revenue coming from retail end user transactions. Our goal is to further diversify revenue streams and enhance operational efficiency to sustain and build upon this positive cash flow trend. Given the Company's track record, we believe historical cash flows provide a reliable foundation for forecasting future financial performance.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,868,308.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender") for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2023, the remaining outstanding balance was $258,238, of which $107,806 is current.

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%. The amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

The line is secured by substantially all of the Company's assets and matures October 31, 2024. All outstanding principal and interest is due upon maturity.

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver as of December 31, 2023.

As of December 31, 2023, the amount available under the line of credit was $1,500,000.

The Company is currently negotiating the line of credit, and has received preliminary approval from the bank to convert the current balance of $14,500,000 outstanding line of credit balance to the following:
• $6,000,000 revolving credit facility, due in 2 years from the date of close of the new agreement.
• $8,500,000 senior term loan with annual payments of $2,125,000, with any remaining balance due in 2 years from the date of close of the new GREE.

During the year, the Company entered into an equipment line of credit with the same Lender that extended the line of credit. The equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit.

As of December 31, 2023, $327,582 was outstanding on the equipment line of credit.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: David Bryan Coulter

David Bryan Coulter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board, CEO, CPO, President, Treasurer, & Director

Dates of Service: May, 2003 - Present

Responsibilities: I am the founder of ConsumerDirect, Inc., Chairman of the Board, Chief Executive Officer, Chief Product Officer, and my favorite is Papa. Salary: 290,000

Other business experience in the past three years:

Employer: Emerson Maintenance Association

Title: Board Member

Dates of Service: December 2023 - Present

Responsibilities: I am on the board of directors for the Homeowners Association where I live. It is non-compensated.

Name: Steve R Reger

Steve R Reger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: EVP of Sales

Dates of Service: April, 2015 - Present

Responsibilities: Head of Business sales. Salary: 450,000, Equity: 4,000,000 RSU's granted, of which 2,875,000 vested

Name: Chris Peery

Chris Peery's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: January, 2005 - Present

Responsibilities: I'm in charge of the technical direction and strategy for the company. Salary: 300,000; Equity: 1,200,000 CS, 5,000,000 RSU's fully vested

Name: Mee Jee Pineda

Mee Jee Pineda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: March, 2007 - Present

Responsibilities: Plays a pivotal role in driving operational excellence and ensuring the company's strategic goals are met, by overseeing and supporting product management/development, compliance, and customer service. Salary: 300,000; Equity: 5,000,000 RSU's, 1,290,000 CS fully vested

Other business experience in the past three years:

Employer: Camada Corp

Title: President

Dates of Service: October, 2014 - Present

Responsibilities: Manages operations of the company

Name: Phillip Brian Eaves

Phillip Brian Eaves's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: April, 2023 - Present

Responsibilities: Chief Financial Officer. Salary: 531,077.38; Equity: 34,000,000 RSU's granted, of which 14,000,000 are vested

Position: Executive Vice President-Strategy & Corporate Development

Dates of Service: November, 2021 - Present

Responsibilities: Shaping the company's long-term vision, analyzing market trends, and driving initiatives to ensure sustainable growth.

Name: Vannak Kho Payabyab

Vannak Kho Payabyab's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller

Dates of Service: November, 2005 - Present

Responsibilities: I manage the Accounting and Billing department. Salary: 283,250; Equity: 1,215,000 CS, 5,000,000 RSU's, fully vested

Name: Theodore Russell Schrock

Theodore Russell Schrock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Data Scientist

Dates of Service: April, 2021 - Present

Responsibilities: As a Chief Data Scientist, I spearhead the development and implementation of advanced data analytics and machine learning strategies, driving data-driven decision-making and innovation across the organization. My role involves leading a diverse team of data professionals, collaborating with various departments to align data initiatives with business objectives, and ensuring the ethical use and governance of data. Salary: 216,300 Equity: 1,000,000 RSU's granted, of which 600,000 are vested

Name: Rachelle Alexander

Rachelle Alexander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, VP of Customer Service, & Secretary

Dates of Service: January, 2004 - Present

Responsibilities: I am Vice President of Customer Service, a Board member and Secretary of the Corporation. Salary: 172,499.25 Equity: 5,000,000 RSU's, 35,662,000 CS fully vested

Other business experience in the past three years:

Employer: The Tabitha Outreach Foundation

Title: Board Member

Dates of Service: April, 2023 - Present

Responsibilities: Sit on the board of a charity foundation to help make decisions to best service a school in Kenya.

Name: Eric L Taylor

Eric L Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2008 - Present

Responsibilities: Board Member review and approval. Equity: 6,224,783 CS fully vested

Name: Jimena Cortes

Jimena Cortes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: May, 2019 - Present

Responsibilities: I've been on the board since 2016 and I also manage the influencer partnerships. Salary: 180,000 Equity: 2,000,000 RSU's granted, of which 1,500,000 vested

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A-1 Preferred Stock

Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor

Amount and nature of Beneficial ownership: 779,983,265

Percent of class: 100%

Title of class: Series A Voting Common Stock

Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor

Amount and nature of Beneficial ownership: 189,724,951

Percent of class: 61%

RELATED PARTY TRANSACTIONS

Name of Entity: Stockholder

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: From time to time, the Company will provide cash to a stockholder. Amounts are paid and borrowed as needed. There is no interest on these borrowings, and amounts are due on demand.

Material Terms: As of December 31, 2023 and 2022, the balance on the advances amounted to $0 and $68,036, respectively.

OUR SECURITIES

Ownership and Capital Structure; Rights of the Securities

Ownership
The following sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee- Sole Settlor
Number of securities owned: 779,983,265
Type of security owned: Series A-1 Preferred Stock

Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee- Sole Senior
Number of securities owned: 189,724,951
Type of security owned: Series A Voting Common Stock
Combined percentage: 88.9%

The company has authorized Series A-1 Preferred Stock, Series A Voting Common Stock, and Series B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 1,000,000,000 with a total of 779,983,265 outstanding.

Voting Rights

Series A-1 Shares (has 5x voting rights per share)

Material Rights

The Series A-1 Preferred Stock have a liquidation preference equal to $0.00603 per share, subject to adjustment as set forth in the Corporation's Articles of Incorporation. The Series A-1 Preferred Stock also have five (5) votes per share and vote together with the Series A Voting Common Stock as a single class on an as-converted basis. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Corporation in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the then outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Voting Common Stock

The amount of security authorized is 2,000,000,000 with a total of 311,593,192 outstanding.

Voting Rights

Except as otherwise required by law or these Articles of Incorporation, the holders of the Series A Voting Common Stock shall possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. Except as otherwise required by law or in the Corporation's Articles of Incorporation, the holders of the Series A Voting Common Stock shall possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock shall have one vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Equity Unit Incentive Plan

The Company has an equity unit incentive plan with units that would pay a bonus equivalent to the value tracking one share of common stock in the event of a liquidity event as defined under the plan. The total number of units outstanding under the plan is 91,650,000 units which includes 61,712,500 vested and 29,937,500 unvested.

Warrants

The total amount outstanding listed above includes 77,850,000 of shares to be issued pursuant to outstanding warrants.

Series B Non-Voting Common Stock

The amount of security authorized is 2,000,000,000 with a total of 4,785,205 outstanding.

Voting Rights

There are no voting rights associated with Series B Non-Voting Common Stock.

Material Rights

The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. Except as otherwise required by law, shares of Series B Non-Voting Common Stock shall be non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Series B Non-Voting Common Stock at a meeting of the holders of Series B Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Articles of Incorporation or by laws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock.

What it Means to be a Minority Holder

Holders of Series B Non-Voting Common Stock of the Company have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, holders of Series B Non-Voting Common Stock may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even though the value of the Company may go up. An investor will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of Securities

For a year, the securities can only be resold:
• In an IPO;
• To the company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our Business Projections are Only Projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any Valuation is Difficult to Assess Any valuation for a prior offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and investors may risk overpaying for their investment. The Transferability of the Securities is Limited With respect to any investment in an offering made through StartEngine, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment through StartEngine, there will be restrictions on the securities purchased. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find, or may have difficulty finding, a buyer, and they may have to locate an interested buyer when they do seek to resell their investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in investors losing money on an investment in the Company. Investments Could be Illiquid for a Long Time With respect to any investment in an offering made through StartEngine, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment, there will be restrictions on how an investor can resell the securities received. More importantly, there are limited established markets for these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in investors losing money on an investment in the Company. The Company may Undergo a Future Change that Could Affect an Investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on any investment in the Company. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Investor Information Rights are Limited with Limited Post-closing Disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in an offering. This may be limited information about our business plan and operations because in some categories the Company may not have fully developed certain operations or a long history of providing more disclosures. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Terms of Subsequent Financings may Adversely Impact an Investment in the Company. We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of an investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds The Use of Proceeds described in the Company's Form C was an estimate based on the Company's then-current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and may not have been reviewed by the Company's independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing New Products and Technologies Entails Significant Risks and Uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights Investors in the Company's regulation CF offering have no rights to vote on how the Company will be run and are trusting in Management's discretion in making good business decisions that will grow the value of the Company. Furthermore, in the event of a liquidation of our company, investors will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Our New Product Could Fail to Achieve the Sales Projections We Expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an investment in the Company. We Face Significant Market Competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our Trademarks, Copyrights and Other Intellectual Property Could be Unenforceable or Ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The Cost of Enforcing Our Trademarks and Copyrights Could Prevent Us from Enforcing Them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, an investment in the Company could be significantly and adversely affected. The Loss of One or More of Our Key Personnel, or Our Failure to Attract and Retain Other Highly Qualified Personnel in the Future, Could Harm Our Business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of an investment in the Company. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of an investment in the Company. We Rely on Third Parties to Provide Services Essential to the Success of Our Business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, an investment in the Company could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is Vulnerable to Hackers and Cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of an investment in the Company. Economic and Market Conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force Majeure Events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse Publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Market Volatility The market for our service may be subject to rapid changes and unpredictable trends, affecting demand and sales. Market Size and Growth The size and growth of the market may not be as expected, impacting the Company's ability to capture market share and generate revenue. Supply Chain Disruptions Dependence on specific suppliers or manufacturers may expose the company to risks associated with disruptions in the supply chain. Technology Dependence Reliance on specific technologies that may become obsolete, or face issues could impact operations and competitiveness. Regulatory Changes Changes in regulations or failure to comply with existing regulations may lead to legal challenges, fines, or business interruptions. Data Breach Risks Potential breaches in data security leading to the compromise of sensitive information could harm the company's reputation and operations. Litigation On December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array filed a counterclaim, alleging interference with prospective economic advantage and other related claims. The lawsuit is still pending and final resolution (including appeals) could take approximately another year or more. At present, potential exposure on the counterclaims is approximately $5.5 million or less, which represents about 6.2% or less of ConsumerDirect's trailing twelve months gross revenue as of December 31, 2023. From time to time, The Company is involved in certain legal matters which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

ConsumerDirect, Inc.

By /s/ _David B. Coulter_

    Name: <u>ConsumerDirect, Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ConsumerDirect, Inc.

Financial Statements

December 31, 2023 and 2022

ConsumerDirect, Inc.

Table of Contents
December 31, 2023 and 2022



SingerLewak
Accountants & Consultants

ACCOUNTANT'S PREPARATION REPORT

Board of Directors and Stockholders
ConsumerDirect, Inc.

The accompanying financial statements of ConsumerDirect, Inc. (the Company) as of and for the years ended December 31, 2023 and 2022, were not subjected to an audit, review, or compilation engagement by us and we do not express an opinion, a conclusion, nor provide any assurance on them.

The accompanying Calculation Of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA of ConsumerDirect, Inc. as of and for the years ended December 31, 2023 and 2022, were not subjected to an audit, review, or compilation engagement by us and, we do not express an opinion, a conclusion, nor provide any assurance on them.

We are not independent with respect to ConsumerDirect, Inc.

SingerLewak LLP

April 19, 2024

ConsumerDirect, Inc.

BALANCE SHEETS

December 31, 2023 and 2022

(SEE ACCOUNTANTS' PREPARATION REPORT)

ASSETS

	2023	2022
Current assets		
Cash and restricted cash	$ 1,868,308	$ 5,074,371
Accounts receivable, net (Note 2)	2,234,783	1,792,946
Advances to shareholder (Note 15)	-	68,036
Income Taxes Receivable	-	471,483
Inventories	508,931	263,779
Lease receivable	62,189	-
Prepaid expenses	1,153,617	1,016,846
Total current assets	5,827,828	8,687,461
Property and equipment, net (Note 5)	1,385,493	1,064,814
Capitalized software, net (Note 11)	16,036,003	12,505,869
Patents, trademarks and domains, net (Note 12)	630,590	648,957
Right-of-use Assets (Note 14)	-	3,109,328
Deferred tax asset (Note 13)	1,208,649	-
Deposits	284,138	84,138
Total assets	**$ 25,372,701**	**$ 26,100,567**

See notes to financial statements.

ConsumerDirect, Inc.
BALANCE SHEETS
December 31, 2023 and 2022
(SEE ACCOUNTANTS' PREPARATION REPORT)

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2023	2022
Current liabilities		
Accounts payable	$ 11,857,911	$ 9,846,486
Accrued expenses (Note 7)	161,709	133,852
Income taxes payable (Note 13)	87,572	-
Deferred revenue (Note 3)	13,294	35,655
Deferred gain on lease modification	228,856	-
Current portion of equipment note payable	107,806	-
Current portion of operating lease liabilities (Note 13)	-	564,935
Total current liabilities	12,457,148	10,580,928
Equipment note payable, less current maturities	150,432	-
Line of Credit (Note 8)	13,827,582	12,000,000
Deferred income tax liablity	-	590,860
Liability to future shareholders	177,449	-
Operating lease liabilities, net of current portion (Note 13)	-	2,599,365
Total liabilities	26,612,611	25,771,153
Stockholders' equity (deficit)		
Preferred stock, $0.001 par value, 1,000,000,000 shares authorized, and 779,702,045 and 779,702,045 shares issued and outstanding, with a liquidation preference of $1,328,949 and $1,328,949 as of December 31, 2023, and 2022, respectively (Note 10)	779,702	779,702
Common stock, Series A, $0.001 par value, 2,000,000,000 shares authorized, and 311,292,000 and 311,292,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively (Note 10)	311,292	311,292
Additional paid-in capital (Note 10)	2,426,596	2,426,596
Receivable from shareholder	(9,020,943)	(6,712,208)
Retained earnings	4,263,443	3,524,032
Total stockholders' equity (deficit)	(1,239,910)	329,414
Total liabilities and stockholders' equity (deficit)	$ 25,372,701	$ 26,100,567

See notes to financial statements.

3

ConsumerDirect, Inc.

STATEMENTS OF INCOME

Years Ended December 31, 2023 and 2022

(SEE ACCOUNTANTS' PREPARATION REPORT)

	2023	2022
Revenue, net (Note 3)	$ 84,471,645	$ 70,658,606
Cost of revenues (Note 2)	9,992,271	8,205,508
Gross profit	74,479,374	62,453,098
Selling, general and administrative expenses		
Marketing costs and referral share (Note 2)	47,174,225	37,074,862
General and administrative expenses (Note 2)	25,909,960	22,196,551
Total selling, general and administrative expenses	73,084,185	59,271,413
Income from operations	1,395,189	3,181,685
Financial income (expense)		
Interest and finance expense	(2,223,632)	(1,487,366)
Interest income	150,598	68,264
Other expense	(44,343)	-
Gain on modification of lease (Note 14)	515,376	-
Total financial (expense)	(1,602,001)	(1,419,102)
Loss before income taxes	(206,812)	1,762,583
Provision for (benefit from) Income tax (Note 13)	(1,399,223)	615,308
Net (loss) income	**$ 1,192,411**	**$ 1,147,275**

See notes to financial statements.

ConsumerDirect, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2023 and 2022
(SEE ACCOUNTANTS' PREPARATION REPORT)

	Preferred Stock		Common Stock: Series A		Receivable From Stockholder	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity (Deficit)
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount				
Balance – December 31, 2021	**795,956,624**	**$ 795,957**	**312,472,496**	**$ 312,472**	**$ -**	**$ 2,679,332**	**$ 2,376,757**	**$ 6,164,518**
Exchange of Series B Preferred Stock for shares of Common Stock	(16,254,579)	(16,255)	16,254,579	16,254	-	1	-	-
Settlement Agreement and release of common stock	-	-	(17,415,103)	(17,434)	-	(252,737)	-	(270,171)
Receivable from stockholder Reclassification	-	-	-	-	(6,712,208)	-	-	(6,712,208)
Net income	-	-	-	-	-	-	1,147,275	1,147,275
Balance – December 31, 2022	**779,702,045**	**$ 779,702**	**311,311,972**	**$ 311,292**	**$ (6,712,208)**	**$ 2,426,596**	**$ 3,524,032**	**$ 329,414**
Impact from change in accounting principle - ASU 2016-13	-	-	-	-	-	-	(453,000)	(453,000)
Receivable from stockholder	-	-	-	-	(2,308,735)	-	-	(2,308,735)
Net loss	-	-	-	-	-	-	1,192,411	1,192,411
Balance – December 31, 2023	**779,702,045**	**$ 779,702**	**311,311,972**	**$ 311,292**	**$ (9,020,943)**	**$ 2,426,596**	**$ 4,263,443**	**$ (1,239,910)**

See notes to financial statements.

ConsumerDirect, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2023 and 2022
(SEE ACCOUNTANTS' PREPARATION REPORT)

	2023	2022
Cash flows from operating activities		
Net income	$ 1,192,411	$ 1,147,275
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	4,902,112	2,804,499
Deferred taxes	(1,799,509)	614,508
Amortization of right of use assets	360,585	648,343
Cash received on modification of lease	500,000	-
Noncash gain on modification of lease	(515,376)	-
Changes in operating assets and liabilities		
Accounts receivable	(236,771)	(357,838)
Allowance for credit loss	(658,066)	151,127
Receivable from shareholder	(2,240,699)	61,462
Accrued interest receivable	-	16,913
Income taxes receivable	-	18,241
Inventories	(245,152)	(263,779)
Lease receivable	(62,189)	-
Prepaid expenses	(136,771)	(384,578)
Deposits	(200,000)	(17,120)
Accounts payable	2,011,425	3,524,283
Accrued expenses	27,857	(183,473)
Income taxes payable	559,055	-
Lease liability	(466,728)	(593,371)
Deferred revenue	(22,361)	(9,345)
Net cash provided by operating activities	2,969,823	7,177,147
Cash flows from investing activities		
Purchase of property and equipment	(245,062)	(401,986)
Capitalized software	(7,863,356)	(9,468,600)
Capitalized intangibles	-	(91,834)
Net cash used in investing activities	(8,108,418)	(9,962,420)
Cash flows from financing activities		
Advances from line of credit	1,827,582	7,000,000
Liability to future shareholders	177,449	-
Principal payments on notes payable	(72,498)	-
Advances to shareholder	-	(2,875,023)
Settlement agreement and release of common stock and preferred stock	-	(270,171)
Net cash flows provided by financing activities	1,932,533	3,854,806
Net change in cash and cash equivalents	(3,206,062)	1,069,533
Cash and restricted cash, beginning of year	5,074,371	4,004,838
Cash and restricted cash, end of year	$ 1,868,308	$ 5,074,371
Supplemental disclosures		
Cash paid during the year for:		
Taxes	$ 70,175	$ (790)
Interest	$ 1,204,413	$ 1,414,665
Supplemental disclosures of noncash financing activities		
ROU asset - reduction on amendment to operating lease	$ 3,241,476	$ -
Lease liability - reduction on amendment to operating lease	$ 3,634,973	$ -
ROU asset - recognized on new operating lease	$ 459,344	$ -
Lease liability - recognized on new operating lease	$ 754,747	$ -
Leasehold improvements provided as lease incentive	$ 295,403	$ -
Equipment acquired through note payable	$ 330,736	$ -
Exchange of preferred stock for common stock	$ -	$ 16,255

See notes to financial statements.

ConsumerDirect, Inc.

1. Business Activity

ConsumerDirect, Inc. was incorporated in the state of Nevada on August 6, 2003. The Company is headquartered in Southern California and is engaged in building unique and patented technologies for the consumer money, credit and identity space, and offers credit monitoring services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions made by management are used for, but not limited to, the allowances for doubtful accounts and sales returns; capitalized software; other allowances; and the estimated useful lives, carrying value and recoverability of long-lived assets.

Recently Adopted Accounting Guidance Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (FASB) issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

The Company adopted the standard effective January 1, 2023, utilizing a cumulative-effect adjustment for all financial assets measured at amortized cost. As a result of the adoption, The Company recorded a transition adjustment, which included an $453,000 increase to the allowance for credit losses for accounts receivable, which is presented on the balance sheet as a reduction to the total amount of accounts receivable. In addition, the transition adjustment resulted in an decrease of $453,000 to beginning retained earnings as of January 1, 2023, which represents the cumulative effect of adopting FASB ASC 326.

Restricted Cash

Amounts included in restricted cash represent those required to be set aside by a contractual agreement with the Company's crowdfund raising. The restriction will lapse when the cash held in escrow is disbursed to the Company at the close of the crowdfund raise, and the corresponding shares are issued. As of December 31, 2023 and 2022, $177,449, and $0 were held in escrow, respectively.

Accounts Receivable, Net

The Company provides its services to retail end users and business service customers throughout the United States. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history, the customer's current credit worthiness and various other factors. The Company continuously monitors collections and payments from its customers.

The Company's trade accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. Under the guidance found in Accounting Standards Codification ("ASC") Topic 326, the "expected credit loss" model replaces the previous incurred loss model and requires consideration of a broader range of information to estimate expected credit losses over the lives of the Company's trade accounts receivable.

The Company maintains an allowance for credit losses related to its trade accounts receivable for future expected credit losses resulting from the inability of its customers to make required payments. The Company estimates the allowance based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. The Company's estimate of credit losses includes expected current and future economic and market conditions. The Company does not charge interest on delinquent accounts receivable.

The following provides a reconciliation of the activity in the Allowance for Credit Losses and Customer Allowances:

Balance, December 31, 2022	$	255,660
Impact of the adoption of the new credit loss standard		453,000
Net Provision adjustment		(38,865)
Write offs, net of recoveries		(621,201)
Balance, December 31, 2023	$	50,594

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation and amortization, using the straight-line method over the estimated useful lives of the various classes of property, as follows:

Computer equipment	3-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	Lesser of useful life or term of lease

Capitalized Software

The Company capitalizes software costs incurred during the application development stage of software development, including costs incurred for design, coding, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. The Company expenses software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage. Capitalized software is amortized on a straight-line basis over the estimated useful life of the software, which is five years.

Patents, Trademarks and Domains

The Company accounts for patents, trademarks and domains as follows:

Expenses incurred to obtain new patents, trademarks and internet domains are capitalized. Once they are granted, the patents are amortized using the straight-line method over the estimated useful life of 10 years.

Trademarks and internet domains that have been classified as indefinite are tested annually for impairment. The Company evaluates a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment in which the intangible assets are utilized.

In addition, when certain events or changes in operating conditions occur, an additional impairment assessment is performed, and indefinite-lived assets may be adjusted to a determinable life.

In the event that patents and trademarks are not granted, the capitalized amount is expensed.

Impairment of Long-Lived Assets, Capitalized Software, Patents, Trademarks and Domains

The Company tests indefinite-lived intangible assets, consisting of trademarks and internet domains, for impairment at year end, or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If the Company decides not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, the Company performs a quantitative assessment. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value.

Long-lived assets, including property and equipment, capitalized software and patents, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset.

US GAAP requires that the Company perform an assessment of impairment of long-lived assets capitalized software, patents, trademarks, and domains at least annually, or when there are indicators of impairment. Management determined that no impairment of long-lived assets capitalized software, patents, trademarks, and domains existed as of December 31, 2023 and 2022.

Cost of Revenues

The Company classifies expenses in costs of revenues that directly relate to information provided to consumers through the product and are comprised mainly of costs of credit and banking data provided to customers, and the costs of insurance provided to customers.

Marketing Costs and Referral Share

The Company classifies marketing costs and referral share expenses as sales commission expenses paid to third parties for customer generation, and continuance, and are comprised mainly of commissions paid for referrals, and recurring referral fees paid to partners for continuing customers.

General and Administrative Expenses

The Company classifies general and administrative expenses as internal or indirect costs for revenue and administrative support for all aspects of operations, and are comprised mainly of personnel-related costs, systems support, software development costs, merchant and bank charges, costs for professional and consulting services, and occupancy and facilities expenses of these functions.

Advertising Costs

Advertising expenses are charged to expense as incurred or for the first time the advertising takes place. For the years ended December 31, 2023 and 2022, advertising expense was $11,722 and $5,891, respectively.

Income Taxes

The Company files returns for federal and state income taxes. Income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to property and equipment, capitalized software, patents, trademarks, domains and allowance for doubtful accounts. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some of the portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2023, and 2022, there was no valuation allowance against deferred tax assets.

In accordance with U.S. GAAP, the Company will recognize the impact of tax positions, potential accrued interest and penalties, in the financial statements, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. To date, the Company has not recorded any uncertain tax positions.

Leases

Under ASC 842, the Company determines if an arrangement is a lease at contract inception, and are classified as either finance leases or operating leases with the associated right-of-use asset and lease liability measured at the net present value of future lease payments. Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the balance sheets. Operating lease charges are recorded in operating expenses in the statements of income.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide a readily determinable implicit rate, the Company has elected to use the risk-free rate for a period comparable to the lease term published by U.S. Department of the Treasury on the lease commencement date. The operating lease right-of-use asset also includes any lease payments made and excludes lease incentives. The Company does not separate lease and nonlease components for operating leases. The lease term includes options to extend or terminate when it is reasonably certain the option will be exercised. As of December 31, 2023, there were no options that were considered reasonably certain to be exercised. The Company recognizes lease expense for minimum lease payments on a straight-line basis over the lease term, while variable lease payments, such as common area maintenance, are recognized as incurred. The Company elected the practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases (i.e., leases with a term of 12 months or less).

The Company reviews operating leases for impairment on an ongoing basis. For right-of-use assets, circumstances that indicate that the carrying amount of such assets may not be fully recoverable may include the decision to leave a leased corporate office prior to the end of the minimum lease term or subleases from which estimated cash flows do not fully cover the costs of the associated lease. Impairments are recognized as a reduction of the carrying value of the right-of-use lease asset and related fixed assets. Lease impairment charges are recorded in operating expenses in the statements of income. Management determined that no impairment of right-of-use lease assets existed as of December 31, 2023 and 2022.

3. **Sales and Revenue Recognition**

The Company recognizes revenue, in accordance with ASC Topic 606, *Revenue Recognition*, when the revenue recognition elements have been met. Revenue recognition is determined through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, the performance obligation is satisfied.

The Company derives revenue from 4 chains of customer service:

6. Consumer Service Revenue - Direct to Consumer (D2C)

7. Co-branding Services

8. White Label Services

9. Business Direct Services

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue generating activities that are invoiced to customers.

Consumer Service Revenue - Direct to Consumer (D2C)

The Company provides a monthly subscription to retail end users, either directly to the end user, or through a referral partner, where the end user is billed directly by the Company. There are instances, where the services are provided to the end user under a referral partner's name, when billing, collections and fulfillment of the services are the responsibility of the Company. Services are refundable for the first month of service, if cancelled and requested within 90 days of the first month. For the years ended December 31, 2023, and December 31, 2022, annual total refunds amounted to $923,177 and $915,553.

Each retail end user is entitled to receive a certain amount of specific reports per month. Additional reports are charged a pre-set fixed price, or stand-alone selling price (SSP). Unused services or reports are not carried forward but expire at the end of each billed month.

Other excluded reports and services are billed based on published SSP and are billed and paid when provided, which is usually instantaneous.

For each retail end user, the Company has an agreed upon terms and conditions, and receives payment at the beginning of the month, usually through payment via credit card. Payment of the monthly fee and acceptance of the terms and conditions signify an agreed upon contract and price, identifies the performance obligations in the contract and sets the transaction price. Any payments not received are not considered to be a contract. The Company provides a stand ready obligation to provide ScoreTracker, ScoreBuilder, ScoreBoost, credit monitoring, money manager, $1MM ID fraud insurance, credit report and scores from the bureaus, access to a billing and membership call center, and the ability to run other reports at a SSP. Stand ready obligations, require the Company to maintain the availability of the goods and services during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is, to stand ready to provide goods or services equally throughout the contract period and recognizes revenue over time on a straight-line time-based measure of progress. The Company does not allocate consideration, to the individual performance obligations, as they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each performance obligation. The Company tracks revenue from retail end users based on the source of referral to the Company.

The Company has evaluated the refund policy for the first month of new customers, and, as of December 31, 2023 and 2022, determined that the reserve for refunds was not considered significant.

For standalone reports, revenue is recognized at the point of payment and delivery, and which the delivery is instantaneous.

Co-Branding Services

The Company provides access to a website for a third party partner and operates as a shared brand by combining the partner's logo and information on the Company's platform when providing services to retail end users. Revenue is based on the service of providing the website marketing, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the co-brand partner. The fee paid by the retail end user on the platform under the co-branding service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user. Fees billed to the co-branding partner are based on the number of retail end users that the co-branding partner has obtained, in exchange for the co-branding services received, and are billed directly to the co-branding partner.

White Label Services

The Company builds websites for third parties who operate the website as their own brand but use the Company's platform to provide services to retail end users. Revenue is based on the service of providing the website, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the white label partner. The fee paid by the retail end user on the platform under the white label service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user.

The Company will build websites for third parties who operate as their own brand under the white label service offering. Licensed access is given to the Company's platform, containing the Company's intellectual property (IP), and the Company has the responsibility to keep the website and services operational for at least 98% of the monthly service period.

The IP transfer is considered symbolic in nature, as the Customer only receives the right to offer the results of the Company's IP to its customers but does not obtain access or retain the IP itself.

ConsumerDirect, Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Business Direct Services

The Company's business direct service revenue comes from the following sources:

- Fees from the provision of services to partner companies

- Development fees for building white label websites

- Licensing fees for white label retail end users

- Product costs and surcharges

For each business direct service customer, the Company has an agreed upon terms and conditions, and receives payment within 15 - 30 days of providing the service. Each contract has an agreed upon price, identifies the performance obligations in the contract. The Company provides a stand ready obligation to provide a perpetual IP license to website information, for which no information is transferred or exchanged, and provide a right to access the product on a designated platform. Stand ready obligations require the Company to maintain the availability of the goods and services 24/7 during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is to stand ready to provide goods or services, equally throughout the contract period, and recognizes revenue over time on a straight-line time-based measure of progress. The Company combines separate promises in the contract into one single performance obligation because they are an integrated set of activities and they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each promise.

For stand-alone reports, revenue is recognized at the point of delivery.

Revenue by source is as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Retail end user revenue:		
Direct to customer	$ 7,184,948	$ 6,857,286
Affiliate referred consumer revenue	3,442,350	5,394,844
Co-branding	57,457,898	45,006,185
White label	11,505,737	9,564,570
	79,590,933	66,822,885
Total retail end user		
Business direct services	4,446,706	3,287,037
Other	457,223	548,684
Net change in provision for credit losses	(23,217)	-
Total revenue	$ 84,471,645	$ 70,658,606

Principal vs. Agent

For all significant revenue-generating arrangements, the Company records revenues on a gross basis, where the Company has the responsibility to collect for services rendered, and ultimately provide the platform and services to the end users. Any revenue sharing or commission agreements are remitted after collection and providing the services to the end user. Commissions and the share of revenue related to retail end user revenue is recognized in marketing costs and referral share.

Practical Expedients

The Company has elected to apply the practical expedient not to assess whether a contract has a significant financing component, since the Company's standard payment terms are less than one year.

Deferred Revenue

When the Company receives upfront payments from customers for services to be provided, the advance receipts are deferred and subsequently recognized ratably over the contract period. As of December 31, 2023 and 2022, the Company had deferred revenue of $13,294 and $35,655, respectively.

4. Risks and Uncertainties

Cash

The Company maintains its cash balances in financial institutions which, from time to time, exceed amounts insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing and non-interest-bearing accounts per bank. As of December 31, 2023 and 2022, the Company had deposits in excess of federally insured amounts of $839,942 and $3,264,697, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers

For the year ended December 31, 2023, no customers accounted for more than 10% of revenues. For the year ended December 31, 2022, one customer accounted for approximately 10% of revenues. As of December 31, 2023, one customer accounted for 24% of accounts receivable. As of December 31, 2022, two customers accounted for more than 35% of accounts receivable.

Vendors

For the year ended December 31, 2023, one vendor accounted for approximately 20% of purchases. For the year ended December 31, 2022, one vendor accounted for approximately 11% of purchases. As of December 31, 2023, one vendor accounted for approximately 20% of accounts payable. As of December 31, 2022, one vendor accounted for approximately 43% of accounts payable.

ConsumerDirect, Inc.

5. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2023	2022
Computer equipment	$ 1,080,701	$ 892,171
Furniture and fixtures	1,030,869	677,785
Leasehold improvements	722,593	393,005
	2,834,163	1,962,961
Accumulated depreciation	(1,448,670)	(898,147)
Total	$ 1,385,493	$ 1,064,814

For the years ended December 31, 2023 and 2022, depreciation expense amounted to $550,523 and $277,598, respectively.

6. Receivable From Stockholder

In October 2020, the Company entered into a revolving line of credit agreement with a stockholder. The revolving line of credit allows advances to the stockholder through October 2025 in amounts not to exceed 10% of the Company's uncollateralized cash at time of advance request, not to exceed one advance request per month. The agreement will automatically renew for successive one-year terms immediately after October 2025, unless terminated by the Company or the stockholder upon 30-day notice.

Advances on the line of credit bear interest at the applicable mid-term federal rate at the date of the advance ranging from 0.39% to 4.92% on advances made through December 31, 2023. Interest only payments are due on a monthly basis with unpaid principal balance due five years from the date of the advance. In years where the interest is not paid, per the agreement, unpaid interest in the respective year become a portion of the principal outstanding for that year. For the year ended December 31, 2023, no interest payments were made. All interest was classified as principal for the year ended December 31, 2023. At maturity, the note may be settled through cash payment equal to the outstanding balance as stipulated in the agreement.

As of December 31, 2023 and 2022, accrued unpaid interest receivable on the receivable from stockholder amounted to $153,457 and $0, respectively.

As of December 31, 2023, scheduled repayments on the advances to stockholder are as follows:

Year Ending December 31:	
2024	$ -
2025	2,010,774
2026	1,826,411
2027	2,875,023
2028	2,308,735
Total	$ 9,020,943

7. Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2023 and 2022:

		2023		**2022**
Commissions	$	43,534	$	41,083
Interest payable		118,175		92,769
Total	$	161,709	$	133,852

8. Line of Credit

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%. The amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

The line is secured by substantially all of the Company's assets and matures October 31, 2024. All outstanding principal and interest is due upon maturity.

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver as of December 31, 2023.

As of December 31, 2023, the amount available under the line of credit was $1,500,000.

The Company is currently negotiating the line of credit, and has received preliminary approval from the bank to convert the $13,000,000 outstanding line of credit balance to the following:

- $6,000,000 revolving credit facility, due in 2 years from the date.
- $8,500,000 senior term loan with annual payments of $2,125,000, with annual payments, with any remaining balance due in 2 years from the date of close.

During the year, the Company entered into an equipment line of credit with the same bank as the line of credit. The Equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit.

As of December 31, 2023, $327,582 was outstanding on the equipment line of credit.

9. Equipment Note Payable

On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender'") for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement.

As of December 31, 2023, scheduled repayments are as follows:

Year Ending December 31:		
2024	$	107,806
2025		114,832
2026		35,600
Total	$	258,238

10. Equity

During the year ended December 31, 2023, the Company amended its articles of incorporation to increase the authorized stock to a total of 5,000,000,000, comprised of 4,000,000,000 common stock, and 1,000,000,000 preferred stock.

The Company reclassified the common stock as 2,000,000,000 authorized Series A Common Voting Stock, and authorized 2,000,000,000 Series B Non-Voting Common Stock.

During the year ended December 31, 2023, the Company entered into agreements to issue shares of Series B Non-Voting Common Stock in a crowdfunding offering for cash proceeds, net of fees of $177,449. The proceeds are held in escrow until 21 days have elapsed since the payment is received. The Series B Non-Voting Common Stock will be issued when the restricted cash is released. As of December 31, 2023, the Company has recorded a liability to the future shareholders for the $177,449 of Series B Non-Voting Common Stock to be issued.

Common Stock

The significant features of the Company's Common Stock, with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Common Stock are entitled to receive dividends of the Company when and as declared by the Board, subject to the rights of holders of the Preferred Stock and all other classes of stock at the time outstanding having prior rights as to dividends, and subject to the other limitations provided in the Articles. Such dividends on Common Stock do not accrue and are not cumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock shall be entitled to be paid out of the available funds and assets after all Preferred Stockholders are paid out.

Voting Rights

The holders of Series A Common Stock are entitled to one vote per share of Common Stock held by the stockholder.

Series B Non-Voting Common Stock are non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation.

Preferred Stock

The Company's authorized Preferred Stock is separated into different series and classes of Preferred Stock, including the following:

Class	Authorized	Issued and Outstanding	
		2023	2022
Series C Preferred Stock		-	-
Series B Preferred Stock		-	-
Series B-1 Preferred Stock		-	-
Series A Preferred Stock		-	-
Series A-1 Preferred Stock		779,702,045	779,702,045
Total	1,000,000,000	779,702,045	779,702,045

All shares of Series A Preferred Stock have converted into shares of Common Stock pursuant to the conversion mechanics set forth in the Articles or have been redeemed by the Company. There are currently no outstanding shares of Series A Preferred Stock.

All shares of Series B Preferred Stock have converted into shares of Common Stock pursuant to the conversion mechanics set forth in the Articles or have been redeemed by the Company. There are currently no outstanding shares of Series B Preferred Stock.

All shares of Series B-1 Preferred Stock have converted into shares of Common Stock pursuant to the conversion mechanics set forth in the Articles or have been redeemed by the Company. There are currently no outstanding shares of Series B-1 Preferred Stock.

All shares of Series C Preferred Stock have been redeemed by the Company and there are currently no outstanding shares of Series C Preferred Stock.

The significant features of the Company's Preferred Stock with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series B Preferred Stock are not entitled to any dividends declared by the Company.

The holders of Series A Preferred Stock, Series A-1 Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock are entitled to receive dividends of the Company when and as declared by the Board and participate pro rata with the holders of Common Stock in any dividends paid on Common Stock on an as-if-converted basis. Such dividends on Common Stock do not accrue and are not cumulative.

Liquidation Preference

All stock classes, in order of liquidation preference are as follows:

- Series C Preferred Stock

- Series B and B-1 Preferred Stock

- Series A and A-1 Preferred Stock

- Common stock

Liquidation preferences for the Company's Preferred Stock is separated into different series and classes of Preferred Stock as follows:

Class	Liquidation Preferences	
	2023	2022
Series C Preferred Stock	$ -	$ -
Series B Preferred Stock	-	-
Series B-1 Preferred Stock	-	-
Series A Preferred Stock	-	-
Series A-1 Preferred Stock	1,328,949	1,328,949
Total	$ 1,328,949	$ 1,328,949

In the event of any liquidation, dissolution or winding up of the Company (including a Deemed Liquidation Event), the holders of the Preferred Stock shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution of any such funds on any shares of Common Stock as set forth below.

Firstly, in the event of any liquidation, dissolution or winding up of the Company within three years following the date the first share of the Series C Preferred Stock was issued, the holders of Series C Preferred Stock are to be paid out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to the sum of $0.01645 per share, plus unpaid dividends on such shares.

Secondly, after the Series C Liquidation Preference, if any, has been paid in full, the holders of Series B-1 Preferred Stock are to be paid, out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to the sum of $0.01092 per share, plus unpaid dividends on such shares.

Thirdly, after the Series C Liquidation Preference, if any, and the Series B-1 Liquidation Preference have been paid in full, the holders of Series A-1 Preferred Stock and the Series A Preferred Stock are to be paid, on a pari passu basis, out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to (i) with respect to the Series A-1 Preferred Stock, the sum of $0.00603 per share, plus unpaid dividends on such shares, and (ii) with respect to the Series A Preferred Stock, the sum of $0.00603 per share, plus unpaid dividends on such shares.

The liquidation preference rates are each subject to adjustment for any subsequent stock splits, stock dividends, or reclassifications.

ConsumerDirect, Inc.

Notes to Financial Statements
December 31, 2023 and 2022

Conversion Rights

Each outstanding share of Preferred Stock is convertible, at the option of the holder, into fully paid and non-assessable shares of Common Stock, and is determined by dividing the original issue price applicable to such share by the conversion price applicable to such share and shall be subject to certain adjustments in the event of issuance of any additional stock without consideration or for a consideration per share less than the conversion price applicable to such series of Preferred Stock in effect immediately prior to the issuance of such additional stock, as well as stock splits, dividends and combinations.

Each share of Preferred Stock automatically converts upon the closing of a qualified IPO into the number of shares of Common Stock into which such shares are convertible at the then-effective conversion price.

Each share of Series A Preferred Stock, Series A-1 Preferred Stock, and Series B Preferred Stock automatically converts upon the affirmative vote of the holders of sixty percent of the holders of the then outstanding shares of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series B Preferred Stock, but excluding the holders of the Series B-1 Preferred Stock.

Each share of Series B-1 Preferred Stock automatically converts upon the affirmative vote of the holders of a majority of the holders of the then outstanding shares of such Series B-1 Preferred Stock.

Any declared and unpaid dividends payable is payable in cash upon conversion.

Redemption Rights

The shares of Series B-1 Preferred Stock and Series C Preferred Stock are subject to certain redemption rights by the Company upon the occurrence of certain events, including upon the election of the holder of Series B-1 Preferred Stock and Series C Preferred Stock, at the election of the Board upon a deemed liquidation event, upon the consummation of certain qualified transactions, and upon satisfaction of certain revenue goals.

Voting Rights

The holders of Series A Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted. The holders of Series A-1 Preferred Stock are entitled to the number of votes equal to five times the number of shares of Common Stock into which such share of Preferred Stock could be converted. The holders of the Series A-1 Preferred Stock, exclusively and as separate classes, are entitled to elect one director of the Company. The holders of the Series C Preferred Stock, exclusively and as separate classes, are entitled to elect one director of the Company.

Cancellation of Certain Preferred Stock Series

The Board of Directors has authorized the cancellation, at a time best determined by the Company, of the Series A, B, B-1 & C Preferred Stock because there are no stockholders in those Series of Preferred Stock.

11. Capitalized Software, Net

Capitalized software, net consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Internally developed software	$ 26,666,378	$ 18,806,747
Accumulated amortization	(10,630,375)	(6,300,878)
Total	$ 16,036,003	$ 12,505,869

During the years ended December 31, 2023 and 2022, amortization expense related to capitalized software amounted to $4,333,222 and $2,450,077, respectively.

12. Patents, Trademarks and Domains

The following is a summary of the intangible assets:

	As of December 31, 2023			
	Life (years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Patents	10	$ 768,234	$ 732,134	$ 36,100
Trademarks	Indefinite	28,710	-	28,710
Internet domains	Indefinite	565,780	-	565,780
		$ 1,362,724	$ 732,134	$ 630,590

	As of December 31, 2022			
	Life (years)	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amount
Patents	10	$ 768,234	$ 713,967	$ 54,467
Trademarks	Indefinite	28,710	-	28,710
Internet domains	Indefinite	565,780	-	565,780
		$ 1,362,724	$ 713,967	$ 648,957

During the years ended December 31, 2023 and 2022, amortization expense related to patents amounted to $18,167 and $76,824, respectively.

13. Income Taxes

The provision for (benefit from) income taxes consisted of the following as of December 31:

	2023	2022
Current	$ 400,286	$ 800
Deferred:		
Federal	(1,563,828)	478,584
State	(235,680)	135,924
Total deferred	(1,799,508)	614,508
Total provision for (benefit from) income taxes	$ (1,399,223)	$ 615,308

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities as of December 31, 2023 and 2022 was as follows:

	2023	2022
Deferred tax assets:		
Allowance for doubtful accounts	$ 15,907	$ 76,289
Other	79,151	1,627
Right of Use lease liability	-	927,823
Net operating loss carryforwards	1,360,307	1,048,557
Research and development credit carryforwards	1,763,376	527,620
State taxes	-	47,579
Total deferred tax assets	3,298,371	2,629,496
Deferred tax liability:		
Depreciation	(204,852)	(172,821)
Amortization	(161,156)	(184,249)
Internally developed software	(1,641,362)	(1,935,034)
Right of Use asset	-	(928,252)
State taxes	(1,914)	47,579
Total deferred tax liabilities	(2,009,284)	(3,220,356)
Net Deferred Tax Asset (liability)	$ 1,208,647	$ (590,860)

As of December 31, 2023, the Company has state net operating loss carryforwards of approximately $15,388,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2022, the Company has state net operating loss carryforwards of approximately $11,862,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2023, the Company has federal and state research and development credit carryforwards of approximately $1,299,000, and $464,000, which begin to expire in 2024, and 2029 for federal and state tax purposes, respectively.

As of December 31, 2022, the Company has federal and state research and development credit carryforwards of approximately $296,000, and $232,000, which begin to expire in 2023, and 2029 for federal and state tax purposes, respectively.

14. Leases

The Company's lease obligations are real estate operating leases used in operations. For any lease with an initial term in excess of 12 months, the related lease assets and liabilities are recognized on the balance sheet as either operating or finance leases at the inception of an agreement where it is determined that a lease exists. Lease and nonlease components, where the payment is based on a fixed amount, index or rate, are separated and allocated based on their stand-alone price for all classes of assets. Nonlease components, where the payment is not based on a fixed amount, index or rate are excluded from the calculation of the lease liability and right-of-use asset and are accounted for based on the underlying principles of the incurred charges.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases are recognized on a straight-line basis over the lease term. As of December 31, 2023 and 2022, short term lease expense was $30,158 and $159,197, respectively.

Operating lease assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are recognized based on the present value of future payments over the lease term at the commencement date. Since the leases generally do not provide an implicit rate, the Company uses the risk-free rate for a period comparable to the lease term published by U.S. Department of the Treasury on the lease commencement date. Lease terms generally do not include options to extend or terminate the lease unless it is reasonably certain that the option will be exercised. Fixed payments may contain predetermined fixed rent escalations. The Company recognizes the related rent expense on a straight-line basis from the commencement date to the end of the lease term.

The Company makes significant assumptions and judgments in evaluating its leases. In particular, the Company:

- Evaluates whether a contract contains a lease, by considering factors such as whether the Company obtained substantially all rights to control an identifiable underlying asset and whether the lessor has substantive substitution rights;

- Determines whether contracts contain embedded leases;

- Evaluates leases with similar commencement dates, lengths of term, renewal options or other contract terms, which therefore meet the definition of a portfolio of leases, whether to apply the portfolio approach to such leases;

- Determines for leases that contain a residual value guarantee, whether a payment at the end of the lease term was probable and, accordingly, whether to consider the amount of a residual value guarantee in future lease payments.

Operating Leases

The Company leases facilities and equipment under various noncancellable operating lease agreements with an unrelated party. For the year ended December 31, 2022, the operating leases required minimum monthly payments of $54,246 and expire through January 31, 2028, including foreseeable exercisable renewals and extensions. The lease contains variable lease expense relating to common area maintenance charges, that vary from year to year. The Company expenses variable lease expense as incurred.

ConsumerDirect, Inc.

Notes to Financial Statements
December 31, 2023 and 2022

In April 2022, the Company entered into an amendment of the lease agreement, which added additional leased space, and did not change the other terms of the existing lease agreement. The Company determined that this should be treated as a new operating lease under ASC 842, and on the lease commencement date, March 31, 2023, the Company recorded a right of use liability of $754,747, and a right of use operating asset, net of lease incentives for tenant improvements of $295,403, for $459,344.

In July 2023, the Company entered into a lease amendment, which accelerated the lease expiration date on all leases to December 31, 2024, in exchange for revised monthly lease payments of $35,242 for the remaining duration of the lease, as well as an incentive paid to the Company of $500,000 upon signing the amendment, and $500,000 to be paid to the Company 10 days after move out, subject to any rent due on the remaining term, or less any holdover rent. The lease does not contain any variable lease payments. The Company determined that the lease amendment was a modification of the existing lease, due to the change only being the life of the lease. The Company recorded a gain on the modification of the lease of approximately $393,000 related to the reduction of the initial lease.

The Company recognized a lease liability of approximately $118,000 for the new lease, and a deferred gain of approximately $351,000, to be amortized through December 31, 2024, the end of the lease term. During the year ended December 31, 2023, the Company amortized $121,879 of the deferred gain on the statement of operations.

In November 2023, the Company entered into a new lease agreement for a new facility, with a projected commencement date of October 1, 2024, set to expire 130 months from commencement, and requires minimum monthly accelerating payments starting at $138,187 upon commencement.

Lease term and discount rate for operating leases were as follows:

Weighted average remaining lease term	1 year
Weighted average discount rate	5.03%

The following table summarizes the operating lease right-of-use assets and operating lease liabilities as of December 31:

	2023	2022
Operating lease right-of-use assets	$ -	$ 3,109,328
Operating lease liabilities:		
Deferred gain on lease termination	228,856	-
Current	-	564,935
Long-term	-	2,599,365
Total operating lease liabilities	$ 228,856	$ 3,164,300

Below is a summary of expenses incurred pertaining to leases during the years ended December 31:

	2023	2022
Operating lease expense	$ 360,585	$ 648,343
Short-term lease expense	30,158	159,197
Gain on lease termination	(515,375)	-
Total lease expense	$ (124,633)	$ 807,540

24

The following table includes supplemental cash flow and noncash information related to the leases for the years ended December 31:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 528,917	$ 575,416

At December 31, 2023, the Company has $422,908 of noncancelable operating lease commitments through 2024.

15. Commitments, Contingencies and Related-Party Transactions

Preferred Stock Conversion

During the year ended December 31, 2022, the Company entered into stock conversion agreements with multiple preferred stock shareholders to convert 16,254,579 Series B outstanding shares into 16,254,579 shares of common stock.

Common Stock Settlement Agreements

During the year ended December 31, 2022, the Company entered into stock settlement agreements with multiple common stock shareholders to settle 17,415,102 shares of common stock and cancel their outstanding shares for total cash payments of $270,172.

Litigation

On December 1, 2021, the Company filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array filed a counterclaim, alleging interference with prospective economic advantage and other related claims. The lawsuit is still pending and final resolution (including appeals) could take approximately another year or more. At present, potential exposure on the counterclaims is approximately $5.5 million or less. As of December 31, 2023, the Company has determined that is reasonably possibly, but not probable of incurring the full exposure, and thus has not accrued for any potential exposure.

From time to time, the Company is involved in certain legal matters which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

Related-Party Transactions

Advances to Stockholder

From time to time, the Company will provide cash to a stockholder. Amounts are paid and borrowed as needed. There is no interest on these borrowings, and amounts are due on demand. As of December 31, 2023 and 2022, the balance on the advances amounted to $153,457 and $68,036, respectively.

16. Subsequent Events

The Company has evaluated subsequent events through April 18, 2024, the date on which the financial statements were available to be issued.

CALCULATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(EBITDA)
Years Ended December 31, 2023 and 2022
(SEE ACCOUNTANTS' PREPARATION REPORT)

	2023	2022
Net income	$ 1,192,411	$ 1,147,275
Interest and finance expense, net	2,073,034	1,419,102
Income tax expense	(1,399,223)	615,308
Depreciation and amortization expense	4,902,112	2,804,499
EBITDA	$ **6,768,334**	$ **5,986,184**
EBITDA margin	**8.0%**	**8.5%**
NON GAAP Adjusted EBITDA		
EBITDA	$ **6,768,334**	$ **5,986,184**
HOGO and MyLONA development	$ 868,804	$ 435,652
Non-core growth hires	395,186	442,093
Other growth oriented spend	455,167	812,691
NON GAAP Adjusted EBITDA	$ **8,487,491**	$ **7,676,620**
NON GAAP Adjusted EBITDA margin	**10.0%**	**10.9%**

See notes to financial statements.

I, David B. Coulter, the CEO of ConsumerDirect, Inc, hereby certify that the financial statements of ConsumerDirect, Inc. and notes thereto for the periods ending December 31, 2022, and December 31, 2023 included in this Form C offering statement are true and complete to the best of my ability, in all material respects and that the information below reflects accurately, to the best of my ability, the information on our 2022 federal income tax returns and on our upcoming 2023 federal income tax returns.

ConsumerDirect, Inc. has not yet filed its federal tax return for 2023

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 25, 2024.

DocuSigned by:

_____ (Signature)
EFFB12EDE27F496...

_____CEO_____ (Title)

_____4/25/2024_____ (Date)

CERTIFICATION

I, David B. Coulter, Principal Executive Officer of ConsumerDirect, Inc., hereby certify that the financial statements of ConsumerDirect, Inc. included in this Report are true and complete in all material respects.

David B. Coulter

CEO